March 19, 2008

Michael R. Hough
Chairman and Chief Executive Officer
Hatteras Financial Corp.
3288 Robinhood Road, Suite 100
Winston Salem, North Carolina 27106

> **Re:** **Hatteras Financial Corp.**
> **Registration Statement on Form S-11**
> **Filed February 20, 2008**
> **File No. 333-149314**

Dear Mr. Hough:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-11 filed on February 20, 2008, that was provided to us by counsel.

General

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Conflicts of Interest, page 7

3.   Please provide a more detailed discussion of the potential conflict with ACM, including a description of their investment objectives, targeted investments, financing strategy and dollar amount currently available for investment.

We may experience a decline in the value of our investments, page 21

4.   If available, please expand your disclosure to include recent historical data regarding volatility in the market value of your portfolio.

Selling Stockholders, page 42

5.   With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

6.   If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

- how long the selling shareholders have held the securities,
- the circumstances under which the selling shareholders received the securities,
- the selling shareholders' relationship to the issuer,
- the amount of securities involved,
- whether the sellers are in the business of underwriting securities, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Market Trends and the Effect of Historical Interest Rate Trends on our Portfolio, page 46

7.   Please include a more detailed discussion of the recent trend in the credit spread between U.S. Treasuries and agency securities. Please update your discussion of interest rate trends, including the impact of recent data on inflation. In addition, please address the impact recent interest rate trends have on the yield of your agency securities. Finally, please describe recent developments regarding credit concerns and origination volume of the agencies that issue your targeted MBS.

Liquidity and Capital Resources, page 51

8.   Please provide a more detailed description of the margin provisions in your repurchase agreement, including disclosure regarding the specified trigger levels. In addition, please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.

9.   We note your disclosure in the second full paragraph on page 52 that your repurchase agreements "do not include substantive provisions other than those covenants and other customary provisions contained in the standard master repurchase agreement as published by the Bond Market Association. Please briefly describe any material covenants contained in the described standard master repurchase agreement.

Quantitative and Qualitative Disclosures About Market Risk, page 54

10.   Please advise us whether the sensitivity analysis on page 56 reflects a change in overall interest rates or if it also reflects the impact on your portfolio of a change in credit spreads on agency securities as compared with U.S. Treasuries.

Our Company, page 59

11.   Please provide a more detailed discussion regarding the current relative spread between agency securities and U.S. Treasury securities and explain why that spread is "attractive."

Reimbursement of Expenses, page 77

12.   Please disclose whether there is any limit on your reimbursement of expenses to your manager.

Financial Statements and Notes

Independent Auditors' Report, page F-2

13.   Advise us how your audit report complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

Note 2 – Summary of Significant Accounting Policies, page F-7

Mortgage-Backed Securities, page F-8

14.   Please expand this note to disclose the frequency of your impairment evaluations and your accounting policy regarding the determination of other-than-temporary impairments. As disclosed in your risk factors on page 20, it appears you evaluate impairment on a quarterly basis.   The revised note should also clarify the factors that you consider, individually or in combination, that indicate a decline is other than temporary and that a write-down of the carrying value is required.   Refer to the guidance in paragraph 13 of FSP 115-1.

15.   Your note disclosure indicates that the fair values of agency securities are based upon estimates provided by securities dealers and/or independent pricing services. We noted the following other facts within your document related to fair value of agency securities:

> On pages 8 and 70, you disclose that you compute market price by obtaining three valuations for the mortgage security from three separate and independent securities dealers and averaging the three valuations.

> On page 21, you disclose that if the fair value of a security is not available from a dealer or third-party pricing service, you estimate the fair value of the security using a variety of methods including, but not limited to, discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis.

Please expand your note disclosures to include similar information as discussed in the referenced sections. If your next amendment reflects the adoption of SFAS 157, include those disclosures related to your valuation methodology.

Note 6 – 2007 Equity Incentive Plan, page F-13

16.   For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, please disclose in the notes to the financial statements:

➤   Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

➤   Indicate whether or not the valuation was performed by an unrelated third party.

17.   Further to our previous comment, if you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please consider expanding your MD&A to discuss the valuation alternative selected and why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Also within your MD&A, please discuss the significant factors, assumptions, and methodologies used in determining fair value, and the significant factors contributing to any difference between the fair value as of the date of grant and the estimated IPO price.

Item 36. Financial Statements, Schedules and Exhibits, page II-5

18.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide us a draft copy of each for us to review.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda Van Doorn, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Mike McTiernan
Special Counsel

cc: Jeffrey M. Sullivan *(via facsimile)*